THIRD AMENDED AND RESTATED
POLICY FOR ESTIMATION OF COMMON STOCK VALUE
OF
TIER REIT, INC.
TIER REIT, Inc. (the “Company”) has adopted this amended and restated policy dated August 1, 2013, regarding the process by which the Company’s board of directors (the “Board”) estimates the per share value of the Company’s common stock (the “Per Share Valuation”).  This policy may be amended by the Board, in its sole discretion, at any time.  In addition, the Board may cause the Company to vary from this policy to the extent the Board deems appropriate, with or without an express amendment.
The Company will endeavor to announce a Per Share Valuation each calendar year. The Company will determine the Per Share Valuation by estimating the Company’s net asset value on a per share basis determined in a manner consistent with the definition of fair value under generally accepted accounting principles, primarily as set forth in ASC 820, as the same may be amended from time to time.
Oversight of the process to determine the Per Share Valuation will be vested in the Company’s audit committee (the “Committee”). The final Per Share Valuation must, however, be approved by the Board. The Committee will be responsible for:

1.	approving the engagement of one or more third-party valuation firms to assist in valuing the Company’s assets, liabilities and unconsolidated investments;

2.
reviewing and approving the process and methodology to be used to determine the Per Share Valuation, the consistency of the valuation methodology with real estate industry standards and practices, and the reasonableness of the assumptions utilized in the valuation;

3.	reviewing the reasonableness of the Per Share Valuation or range of values resulting from the process; and

4.	recommending the final proposed Per Share Valuation for approval by the Board.
Subject to the approval of the Committee, the Company will engage one or more third-party valuation firms to assist in the process of determining the Per Share Valuation. The Committee will be responsible for ensuring that each third-party valuation firm has substantial and demonstrable experience in valuing assets or investments similar to those owned by the Company. The engagement of any third-party valuation firm may be based on the cost of the valuation services relative to the Company’s resources and operations, including its financial condition, scale of operations and the type, number and complexity of assets that it owns.
One or more qualified third-party valuation firms will be engaged to:

1.
value the Company’s real properties and real estate-related investments (collectively, the “Real Estate Investments”) as of a date no later than December 31, 2013, and thereafter no less frequently than every two calendar years;

2.
prepare the valuation of the Real Estate Investments in accordance with the Code of Ethics and Standards of Professional Practice of the Appraisal Institute, and the Uniform Standards of Professional Appraisal Practice; and

3.
certify the valuation of the Real Estate Investments; provided that the person certifying the valuation must be a member of the Appraisal Institute with the MAI designation or such other professional valuation designation appropriate for the type and geographic location(s) of the asset(s) being valued; provided further any valuation of the Real Estate Investments by the third-party firm must be based upon a valuation of each individual asset or investment.

If during the intervening year between valuations prepared by a third-party valuation firm, the Board determines that the Company’s financial condition, its scale of operations and the type, number and complexity of its assets, make an independent valuation of the Real Estate Investments impractical or not in the Company’s best interest, the Company’s management may value the Real Estate Investments. If this option is chosen, the Committee will nevertheless cause the Company to engage a qualified third-party valuation firm to provide assistance in, and confirmation of, the process used by management, the resulting valuation of the Real Estate Investments and the conformity of both the process and resulting valuation with real estate industry standards and practices relating to valuation. In addition, the Company will also engage the third-party valuation firm to review and confirm the reasonableness of the assumptions and data used by management in valuing each Real Estate Investment, including but not limited to assumptions regarding rental rates, tenant improvements and concessions, lease renewal and option exercise probabilities, revenue and expense growth rates, going-in and residual capitalization rates, discount rates, and other data deemed material to the valuation.
Further, the Company will engage the third-party valuation firm to provide a written confirmation including a description of the reviews undertaken and basis for the confirming opinion. The confirmation may take the form, at the Committee’s option, of either: (1) confirmation of the aggregate Real Estate Investment valuation conclusion assigned by the Board and used in estimating the Per Share Valuation; or (2) confirmation of the reasonableness of the Per Share Valuation provided that the confirmation is supplemented with disclosure in the firm’s written opinion of the range of values, in the aggregate, for the Real Estate Investments estimated by the third-party valuation firm.
The valuation of any material non-real estate related assets, liabilities or investment interests owned by the Company will be developed or reviewed by the Company’s independent third-party valuation firm or an independent third-party accounting firm. The Company will disclose the results of the valuation of the Real Estate Investments and the Per Share Valuation in the Company’s Annual Report on Form 10-K, Quarterly Report on Form 10-Q or Current Report on Form 8-K, all as filed with the Securities and Exchange Commission and posted on the Company’s website at www.tierreit.com, and in the Company’s Annual Report sent to stockholders.
There are a number of important caveats regarding any valuation of the Real Estate Investments or the Per Share Valuation made pursuant to this policy. Specifically, that there is no assurance:

1.
the Company’s stockholders would realize the Per Share Valuation upon liquidation, sale of the Company’s Real Estate Investments, sale or merger of the Company or listing of the shares of the Company’s common stock on an exchange;

2.	any stockholder of the Company would be able to realize the Per Share Valuation in any sale of shares; or

3.	the Per Share Valuation, or method used to determine the Per Share Valuation, would be found to comply with requirements of any regulatory authority.

1